MAIL STOP 3561

      July 7, 2005

Roger W. Stone, Chief Executive Officer
Stone Arcade Acquisition Corporation
One Northfield Plaza, Ste. 480
Northfield, IL 60093

Re:	Stone Arcade Acquisition Corporation
Registration Statement on Form S-1
Filed on June 14, 2005
File No. 333-124601

Dear Mr. Stone,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your response to comment 8, of our letter dated June 7, 2005. Please disclose the industry publications and date of publication.

2. We note your response to comment 10 of our letter dated June 7, 2005. We respectfully submit that the current disclosure in the second paragraph is repetitive and too detailed for the prospectus summary. The disclosure in the prospectus summary should be brief and succinct. We would request that the entire first sentence and the second sentence up to and including the language "Smurfit Stone
Container Corp....." remain in the summary.  In addition, the last sentence in the second paragraph would appear appropriate in the summary. The remainder of the second paragraph should be removed since it is too detailed and would appear more appropriate for the proposed business section and the 5 year history of the officers and directors section.

Risk Factors, page 7

3. We note your response to comment 18. We note that additional disclosure in risk factor 11 and later in the document that management will "devote substantial business time" to your endeavors.
The additional disclosure is still broad and does not provide any further understanding of management`s participation in your business plans. Please revise to quantify a minimum or advise why you are not able to quantify the time management will devote to your affairs.

Use of Proceeds, page 17

4. We note the additional disclosure that there is a possibility that you may use proceeds not held in trust as a deposit or other similar use. Without assuming you will forfeit the funds, please revise to discuss how you will satisfy your expenses if you elect to make such use of the proceeds. For instance, if you decide to make a deposit and continue to entertain the target company subject to the deposit, how will you fund the negotiation, evaluation, and other attendant expenses to consummating a business combination. Is it possible, that you will have to rely upon advances from insiders there by increasing the amount of excess out-of-pocket expenses that could be reimbursed?

5. We note that there is no limit to the out-of-pocket expenses that could be incurred by initial shareholders. Please revise to discuss the how such excess expenses are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse?

Proposed Business, page 24

6. We note your disclosure on page 24 that you believe that there are a number of targets that have valuations that are "not reflective of their full future potential." As such disclosure appears promotional, please revise to elaborate your use of the phrase "full future potential," and discuss the efforts made to ensure that such belief is accurate.

7. Please revise to provide the basis for the disclosure that "consolidation among major competitors" has influenced companies to
"shed non-core assets" and that "financial buyers . . . have recently purchased large portfolios of industry assets, and may be seeking liquidity by selective divestures."

8. We note your response to comment 26 and the additional disclosure that Messrs. Stone and Kaplan are prohibited from participating in "corrugated container business, which is primarily shipping containers." We note your continued inclusion of "packaging" as an industry segment that you intend to seek a target in. Please clarify what percentage of the "packaging" segment remains available once you remove the "corrugated container business" segment.

9. We note that you may pay a finder`s fee to third parties that present you with proposals. We note the additional disclosure that you will negotiate such fee at that time. Please revise to explain how this works. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you base the fee?

10. We note your supplemental responses to comments 31 and 32.
You
state that insiders` fiduciary duties prevent them from negotiating the transaction and "intentional" vote against it. However, you reserve the right to do so in the document by disclosing that they are allowed to vote post offering shares anyway they choose. Unless you are willing to disclose in the document that they will vote for all transactions they negotiate and present for approval, prior comments 31 and 32 continue to apply.

11. With regard to your supplemental response to comment 31, clause
(ii) regarding incentives and disincentives was intended to address possibilities not related to bases of the stocks. We are looking at it from the prospective of the average price existing shareholders pay for their "equity stake." Because they received their initial shares at very minimal prices, they would not be affected in the same proportion by exercising their conversion rights if they decide to do so. For instance, Roger Stone will own 5.5% of the company after the offering due to his current holdings. If Mr. Stone purchased an additional 5.5%, and then decided to exercise his conversion rights with respect to that same 5.5%, he would have effectively contributed
$0.523 per share to the company for his original 5.5%. An investor who purchases 11% of your units and then decides to convert 5.5% of his shares will have effectively paid $6.52 per share for his 5.5% equity stake. As such, we are still of the opinion that the prior comment 31 applies. Please advise.

Conflicts of Interest, page 34

12. Please revise to discuss the potential conflicts that are discussed in risk factors 8 and 14.

13. Please revise the disclosure "we expect that such opinion would be included in each case in our proxy solicitation materials furnished to our stockholders". Please revise to provide a representation that such opinion will be included in each case in your proxy solicitation materials furnished to your stockholders. Or explain in detail instances and circumstances in which such opinion would not be provided.


Principal Stockholders, page 36

14. We note your response to comment 37. Please explain how allowing
"designees" to make the open market purchases demonstrates your ability to effect a business combination.

15. In exhibit 10.7, we note that Morgan Joseph "agrees to fill such order in such amounts and at such time as instructed by the undersigned." Please revise to explain the significance of that language. Discuss the timing of the purchases and considerations made in deciding to have the warrant purchase orders filled.

Certain Relationships and Related Transactions, page 37

16. We note your response to comment 38 and your disclosure that several insiders "may be deemed" to be your promoters. Item 404(d)
of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of
Regulation C and revise to identify your promoters without qualifying the disclosure.

Financial Statements

17. We note your response to prior comment 42. Please revise your disclosures in the footnotes to the financial statements to clearly indicate your fiscal year-end. Provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

18. We note your response to prior comment 43 and have the following additional comments related to the issuance of the underwriter`s purchase option:
* Please explain in more detail how you determined the UPO should be accounted for in a manner similar to the costs of raising capital. We note costs of raising capital are typically paid in cash and deducted from the offering proceeds. As the UPO is an equity instrument, as opposed to an offering cost paid in cash, tell us exactly how you intend to account for it and the authoritative guidance supporting the proposed treatment.
* We note your reference to APB 25 and EITF 00-23. This guidance specifically relates to stock-based compensation for employees.
If
the UPO will be issued in exchange for the receipt of services, SFAS
123 and EITF 96-18 would appear to be the relevant guidance.
* As the fair value of the UPO appears to be material to your financial statements, please disclose its estimated fair value and the major assumptions used to value the UPO. A volatility assumption should be used that is reflective of your proposed industry, in accordance with the principle outlined in paragraph 23 of FAS 123R, and the use of a minimum value method would not be appropriate.
As
applicable, expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.


Part II

Exhibits

19. We note your response to comment 45. We note your supplemental response that if the agreement is not terminated in the event that over 10 percent of the units are defaulted that the underwriters will be obligated to purchase all of the firm units. In paragraph 6.1, it is clearly stipulated that defaulted units "shall be purchased by the non-defaulting Underwriters in proportion to their respective commitments hereunder." Please advise how the absence of similar language in paragraph 6.2 results in the same conduct should a default greater than 10 percent occur and neither party elects to terminate the agreement.





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Fran Stoller
	Fax #  (212) 407-4990

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Roger W. Stone, Chief Executive Officer
Stone Arcade Acquisitions Corporation
July 7, 2005
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